December 7, 2007

Trevor Fetter
Chief Executive Officer
Tenet Healthcare Corporation
13737 Noel Road Suite 100
Dallas, TX 75240

> **Re: Tenet Healthcare Corporation**
> **Definitive Proxy Statement**
> **Filed April 2, 2007**
> **File No. 001-07293**

Dear Mr. Fetter:

We have reviewed the response letter dated September 27, 2007 submitted on your behalf and have the following comment. Please respond to our comment by December 21, 2007 or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

1.   We note your response to prior comment 12. Under Item 402(a)(3)(ii) of Regulation S-K, the term "principal financial officer" encompasses all persons who served in that capacity during the last completed fiscal year. Accordingly, if a person (i) served as a principal financial officer of the registrant at some point during the last fiscal year, (ii) was not the principal financial officer at the end of the last fiscal year, but (iii) was, nevertheless, at the end of the last fiscal year, one of the registrant's three most highly compensated executive officers (serving in a different capacity) other than the principal executive officer and principal financial officer, such a person would be an named executive officer of the registrant under Item 402(a)(3)(ii) of Regulation S-K, and three different executive officers (other than those persons who served as the principal executive officer or principal financial officer during the last completed fiscal year) would be named executive officers for purposes of Item 402(a)(3)(iii). Please confirm that you will comply with our prior comment 12 in all applicable future filings.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Steven B. Stokdyk, Esq.
        (via facsimile)